Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

February 8, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christie Wong
Angela Connell
Laura Crotty
Tim Buchmiller

Re:	Bioventus Inc.
Registration Statement on Form S-1 (Registration No. 333-252238)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-252238) (the “Registration Statement”) of Bioventus Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on February 10, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Wesley Holmes at (617) 948-6027.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Wesley Holmes of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Bioventus Inc.

By:	/s/ Kenneth M. Reali
Name: Kenneth M. Reali
Title: Chief Executive Officer

cc:	(via email)

Kenneth M. Reali, Chief Executive Officer, Bioventus Inc.

Gregory O. Anglum, Senior Vice President and Chief Financial Officer, Bioventus Inc.

Anthony D’Adamio, Senior Vice President and General Counsel, Bioventus Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Art Robinson, Esq., Simpson Thacher & Bartlett LLP

Hui Lin, Esq., Simpson Thacher & Bartlett LLP